UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

     (Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission file number 0-15392

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN

(Full title of the Plan)

Regent Communications, Inc.

100 East RiverCenter Boulevard
9th Floor
Covington, Kentucky 41011

(Name of Issuer of the securities held pursuant to the Plan and address of its principal executive office)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN

INDEX

Page
Required Information:	Number

Report of Independent Registered Public Accounting Firm	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	5

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	6

Notes to Financial Statements	7

Additional Information: *

Form 5500, Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	13

Form 5500, Schedule H, Line 4(j) — Schedule of Reportable Transactions for the year ended December 31, 2003	14

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

23.2 Consent of Independent Registered Public Accounting Firm
Exhibit 23.1
Exhibit 23.2

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Regent Communications, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Regent Communications, Inc. 401(k) Profit Sharing Plan (“Plan”) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financials statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in the net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United State of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ JOSEPH DECOSIMO AND COMPANY PLL

Cincinnati, Ohio
June 23, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Regent Communications, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Cincinnati, Ohio
June 20, 2003

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2003 and 2002

	December 31,
	2003	2002
ASSETS:
Investments (See Note 3)	$5,006,694	$2,706,773
Receivables:
Participant contributions	31,290	33,073
Employer contributions	92,959	91,122

Total receivables	124,249	124,195

Net assets available for benefits	$5,130,943	$2,830,968

     The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2003

For the Year Ended
December 31,
2003
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (See Note 3)	$737,043
Dividends and interest	43,448

Total investment income	780,491

Contributions:
Participant contributions	1,414,370
Employer contributions, net of forfeitures	387,705

Total contributions	1,802,075

Total additions	2,582,566

Deductions:
Benefits paid to participants	282,591

Net increase	2,299,975
Net assets available for benefits:
Beginning of year	2,830,968

End of year	$5,130,943

     The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

a.	General- The Plan is a defined contribution plan covering all employees of Regent Communications, Inc. (the “Company”) and its affiliates, who have at least one year of service with at least 1,000 hours of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Contributions- Eligible participants may elect to have a percentage of their pre-tax annual compensation, as defined in the Plan, contributed to the Plan, subject to IRS limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These amounts are included in participant contributions in the Statement of Changes in Net Assets Available for Benefits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 50 percent of the first six percent of compensation that a participant contributes to the Plan. The Company matching contribution is invested directly in Regent Communications, Inc. common stock. The Company may, at its discretion, make additional contributions to the Plan.

c.	Participant Accounts- Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may change their investment allocation elections daily and may change their contribution percentage on a quarterly basis.

d.	Vesting- Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in a percentage of Company contributions plus actual earnings thereon as follows:

Years of Service at Regent	Vesting Percentage
Less than two years	0%
Two but less than three years	33%
Three but less than four years	66%
Four or more years	100%

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

e.	Participant Loans- Participants who are actively employed may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants shall pay all loan fees and interest. All loans must be adequately secured, and participants shall use up to one-half of their vested account balance in the Plan as collateral. The loans bear interest at rates the Company’s principal bank would charge on similar loans. Principal and interest is paid ratably through payroll deductions. Loans generally must be repaid within five years. Participant loans were $74,161 and $36,640 at December 31, 2003 and 2002, respectively.

f.	Payment of Benefits- Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 65, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

g.	Forfeitures- Forfeited amounts related to employees who were not fully vested at the time of termination may be used to reduce employer contributions to the Plan, may be allocated among eligible participants or may be used to pay administrative expenses of the Plan. During 2003, employer contributions were reduced by $30,896 from forfeited non-vested accounts.

h.	Plan Administration and Expenses- Certain administrative expenses of the Plan are paid by the Company. The Company is the Plan Administrator, and the Plan’s third-party administrator is FTJ FundChoice, LLC. The Plan custodian is the Circle Trust Company.

i.	Investments- There are currently 16 investment funds available for the investment of future contributions made by eligible participants under the Plan:

•	American Funds EuroPacific Growth Fund

•	American Funds Fundamental Investors Fund

•	AIM Value A Fund

•	Evergreen Foundation A Fund

•	Invesco Dynamics Fund

•	Invesco Total Return Fund

•	Janus Fund

•	Janus Worldwide Fund

•	Marsico Growth Fund

•	Morley Accumulation Fund

•	Oppenheimer US Government Fund

•	Putnam OTC Emerging Growth A Fund

•	Vanguard 500 Index Fund

•	Vanguard Health Care Fund

•	Vanguard Capital Opportunities Fund

•	Federated Automated Cash Management Fund

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES

a.	Basis of Accounting- The Plan’s financial statements are prepared on the accrual basis of accounting.

b.	Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses of investments sold during the year and the unrealized appreciation (depreciation) on those investments held at year end.

The investments are subject to market risk. The degree of market risk for individual funds varies based upon the applicable underlying assets, among other things. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

d.	Payment of Benefits- Benefits are recorded when paid.

e.	Contributions- Employee contributions are recorded in the period during which the Company makes the payroll deductions from the participants’ compensation. Employer contributions generally are contributed in the quarter subsequent to the one in which the match is granted.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2003	2002
American Funds EuroPacific Growth Fund; 7,530 shares and 4,722 shares, respectively	**	**
American Funds Fundamental Investors Fund; 10,191 shares and 6,462 shares, respectively	$294,003	$143,640
AIM Value A fund; 21,831 shares and 16,161 shares, respectively	**	**
Evergreen Foundation A Fund; 4,302 shares and 2,831 shares, respectively	**	**
Invesco Dynamics Fund; 23,127 shares and 14,968 shares, respectively	340,889	159,556
Invesco Balanced Fund; 0 shares and 11,249 shares, respectively	—	**
Invesco Total Return Fund; 11,618 shares and 0 shares, respectively	278,129	—
Janus Fund; 21,616 shares and 16,087 shares, respectively	507,320	286,662
Janus Worldwide Fund; 9,830 shares and 7,630 shares, respectively	388,688	245,157
Marsico Growth Fund; 167 shares and 0 shares, respectively	**	—
Morley Accumulation Fund; 25,672 shares and 21,474 shares, respectively	256,715	214,741
Oppenheimer US Government Fund; 48,457 shares and 25,873 shares, respectively	477,298	258,209
Putnam OTC Emerging Growth A Fund; 36,947 shares and 24,870 shares, respectively	**	**
Vanguard 500 Index Fund; 6,518 shares and 3,801 shares, respectively	669,202	308,413
Vanguard Health Care Fund; 21 shares and 0 shares, respectively	**	**
Vanguard Capital Opportunities Fund; 152 shares and 0 shares, respectively	**	**
Federated Automated Cash Management Fund; 272 shares and 391 shares, respectively	**	**
Company common stock; 150,740 shares and 88,537 shares, respectively*	957,196	523,257

* Nonparticipant-directed

** Amount has been omitted as it represents less than 5% of the Plan’s net assets in the stated year.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $737,043 as follows:

Mutual Funds	$643,523
Common Stock	93,520

$737,043

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the change in nonparticipant-directed investments is as follows:

Year Ended
December 31, 2003
Changes in Investments:
Employer contributions	$418,601
Change in employer receivable	(1,838)
Net appreciation	93,520
Forfeitures	(30,896)
Benefits paid to participants	(45,448)

Net Change in Investments	433,939
Investments, Beginning of Year	523,257

Investments, End of Year	$957,196

5.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.	TAX STATUS

The Plan obtained a determination letter dated May 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2003. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

7.	PLAN AMENDMENTS

There were no plan amendments during the 2003 Plan year. During the 2002 Plan year, the following amendments were adopted, approved or became effective:

•	Recognized the merger of the Faircom Employee 401(k) Retirement Plan into the Regent Communications, Inc. 401(k) Profit Sharing Plan.

•	Allowed the employees of acquired companies to participate in the Plan upon the close of a business combination if they were enrolled in the acquired company’s 401(k) plan.

•	Removed limit on salary deferral contributions as a percentage of compensation. The only limitation is the current Internal Revenue Service maximum contribution amount.

•	Eliminated requirement that participants must be employed by the Company on last day of the quarter in order to receive the respective quarter’s Company matching contribution.

•	Participant contributions will be evaluated on an annualized basis to determine the amount of matching contributions due each participant.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for plan benefits per the financial statements	$5,130,943	$2,830,968
Corrective distribution	—	(922)

Net assets available for plan benefits per Form 5500	$5,130,943	$2,830,046

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,
2003
Benefits paid to participants per the financial statements	$282,591
Corrective distribution	(922)

Benefits paid to participants per Form 5500	$281,669

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

	NUMBER		MARKET
NAME OF ISSUER AND TITLE OF ISSUE	OF SHARES	COST	VALUE
American Funds EuroPacific Growth Fund	7,530	**	$227,474
American Funds Fundamental Investors Fund	10,191	**	294,003
AIM Value A Fund	21,831	**	204,778
Evergreen Foundation A Fund	4,302	**	70,298
Invesco Dynamics Fund	23,127	**	340,889
Invesco Total Return Fund	11,618	**	278,129
Janus Fund	21,616	**	507,320
Janus Worldwide Fund	9,830	**	388,688
Marsico Growth Fund	167	**	2,585
Morley Accumulation Fund	25,672	**	256,715
Oppenheimer US Government Fund	48,457	**	477,298
Putnam OTC Emerging Growth A Fund	36,947	**	251,610
Vanguard 500 Index Fund	6,518	**	669,202
Vanguard Health Care Fund	21	**	2,579
Vanguard Capital Opportunities Fund	152	**	3,497
Federated Automated Cash Management Fund	272	**	272
Regent Communications, Inc. common stock*	150,740	$1,075,376	957,196
Participant Loans (interest rates range from 6.00% to 10.50%)	—	**	74,161

Grand Total			$5,006,694

* Nonparticipant-directed investment

** This information is not required for participant-directed accounts.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, LINE 4(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

					Current Value	Net
Identity of	Description of	Purchase	Selling	Cost of	of Asset on	Gain
Party Involved	Asset	Price	Price	Asset	Transaction Date	(Loss)
Regent Communications, Inc.	common stock	$418,601	$—	$418,601	$418,601	$—

The above totals reflect the net activity of 4 purchase transactions.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
Date: June 23, 2004	By:	/s/ ANTHONY A. VASCONCELLOS
Anthony A. Vasconcellos, Trustee

/s/ GINGER A. SCHERBARTH
Ginger A. Scherbarth, Trustee